Volt Information Sciences, Inc. 1133 Avenue of the Americas New York, NY 10036

March 21, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Carlos Pacho, Senior Assistant Chief Accountant

Re:	Volt Information Sciences, Inc. Form 10-K for Fiscal Year Ended October 30, 2016 Filed January 12, 2017 Form 8-K filed March 8, 2017 File No. 1-9232

Dear Mr. Pacho,

Volt Information Sciences, Inc. (the “Company”) is in receipt of the letter and comment received from the staff of the Securities and Exchange Commission (“SEC”), dated March 13, 2017, with respect to the Company’s Annual Report on Form 10-K for fiscal year ended October 30, 2016 filed January 12, 2017 and the Company’s Current Report on Form 8-K filed March 8, 2017.  We respectfully submit our response to your comment as set forth below.

“Form 8-K filed March 8, 2017

Exhibit 99.1

Your presentation of a full non-GAAP income statement as a reconciliation of GAAP to non-GAAP financial measures is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.”

Response to comment:

The Company will revise its presentation of reconciliation of GAAP to non-GAAP financial measures in future earnings releases to be consistent with the SEC’s interpretations of the rules and regulations on the use of non-GAAP financial measures as described in Question 102.10 of the Compliance and Disclosure Interpretation Guidance.  The following is the proposed reconciliation that the Company will present in its future earnings releases, as applied to the Company’s fiscal first quarter:

Volt Information Sciences, Inc. 1133 Avenue of the Americas New York, NY 10036

GAAP to Non-GAAP Reconciliations
(in thousands)

	Three Months Ended
	January 29, 2017		January 31, 2016
Reconciliation of GAAP net loss to Non-GAAP net loss:
GAAP net loss	$(4,577)		$(10,962)
Selling, administrative and other operating costs	(486)	(a)	552	(c)
Restructuring and severance costs	624	(b)	2,761	(b)
Non-GAAP net loss	$(4,439)		$(7,649)

	Three Months Ended
	January 29, 2017		January 31, 2016
Reconciliation of GAAP net loss to Adjusted EBITDA:
GAAP net loss	$(4,577)		$(10,962)
Selling, administrative and other operating costs	(486)	(a)	552	(c)
Restructuring and severance costs	624	(b)	2,761	(b)
Depreciation and amortization	1,379		1,538
Share-based compensation expense	615		187
Other (income) loss, net (d)	1,330		593
Provision for income taxes	623		553
Adjusted EBITDA	$(492)		$(4,778)

Special item adjustments consist of the following:
(a) Relates to the amortization of the gain on the sale of the Orange, CA facility.
(b) Relates primarily to Company-wide cost reduction plan implemented in the first quarter of fiscal 2016.
(c) Relates primarily to consultants and professional fees incurred to attract world class executive talent and implementing a pay for performance annual incentive plan.
(d) Includes interest income (expense) and other income (expense), net.

We appreciate the staff’s time and attention.  If you have any questions or require additional information, please do not hesitate to contact me at (212) 704-7920.

Sincerely,

/s/ Paul Tomkins
Paul Tomkins, Senior Vice President
and Chief Financial Officer

Cc:	Lenny Naujokas, Interim Controller and Chief Accounting Officer Nancy Avedissian, General Counsel Stephen Giove, Shearman & Sterling LLP